EXHIBIT 21

BRE PROPERTIES, INC.

SUBSIDIARIES OF THE REGISTRANT

Name	State of Jurisdiction

Limited Liability Company Subsidiaries of the Company:

BRE Property Investors, LLC	Delaware
Riverview, LLC	California
Emerald Pointe Apartments, LLC	Delaware
SMV / BRE Partners, LLC	Delaware
BRE-FMCA, LLC	Delaware
Walnut Creek Transit Lifestyle Associates, LLC	Delaware
ITCR Villa Verde LLC	Texas

Non-Subsidiary Entities in which the Company owns an interest:

Pinnacle Queen Creek LLC	Delaware